Mail Stop 3561

By Facsimile and U.S. Mail

Ms. Marcy Syms
President and Chief Executive Officer
Syms Corp
One Syms Way
Secaucus, New Jersey   07094

>   Re: **Syms Corp**
>   **Form 10-K for the Fiscal Year Ended March 3, 2007**
>   **Filed April 27, 2007**
>
>   **Form 10-Q for the Fiscal Quarter Ended June 2, 2007**
>   **Filed July 2, 2007**
>   **File No. 1-8546**

Dear Ms. Syms:

        We have reviewed your response filed June 5, 2007 to our previous letter and have the following comments. Where indicated, we think you should revise your documents in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended March 3, 2007

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Merchandise Inventory, page 9

1.   We have read your response to comment 1 of our letter dated May 24, 2007 regarding your use of estimates and assumptions when valuing your merchandise using the retail inventory method. However, it is not clear from your response what your revised disclosure will be in future filings. Please show us in your response what your proposed

revised disclosures will look like. Please sure to clearly identify the significant estimates and assumptions that affect your merchandise inventory balance each period and the uncertainties that exist which could cause variability in your results over time. Please be sure to specifically discuss the factors you use to arrive at each estimate, why your estimates are difficult to measure and how accurate each estimate and assumption has been in the past. Your discussion should indicate how sensitive each estimate and assumption is to change, and based on other outcomes that are reasonably likely to occur, what the impact of these potential changes could have on your results of operations. Please refer to Section V of Release No. 33-8350 for future guidance.

Form 10-Q for Fiscal Quarter Ended June 2, 2007

Item 4. Controls and Procedures, page 11

(a) Evaluation of Disclosure Controls and Procedures

2.   We note your effective conclusion on the results of your evaluation of disclosure controls and procedures. However, you continue to improperly include in your disclosure only part of the definition of disclosure controls and procedures as defined by the Exchange Act Rule 13a-15(e). As previously explained in comment 5 of our letter dated May 4, 2007, your disclosure does not have to include the definition of disclosure controls and procedures. But if you choose to include in your disclosure the definition of disclosure controls and procedures, you must include the "entire definition" which can be found in Exchange Act Rule 13a-15(e). In future filings, please either exclude from your disclosure all of the definition of disclosure controls and procedures, or if you choose to include the definition in your disclosure, please include all of the definition of disclosure controls and procedures as stated in Exchange Act Rule 13a-15(e). Please show us in your response what your revised disclosure will look like in future filings so that we will know that you understand this comment. Please refer to Exchange Act Rule 13a-15(e) for guidance.

Item 6. Exhibits, page 12

Exhibit 32.2 – Section 906 Certification of Chief Financial Officer

3.   Please note that the certification filed by your CFO references the incorrect form since it states …… Form 10-K for the quarter ended June 2, 2007. The form reference should be Form 10-Q for the quarter ended June 2, 2007. Please revise this certification in future filings to reference the correct form. Please also confirm to us that your intent was to reference Form 10-Q for the quarter ended June 2, 2007.

General

Please send us your response to our comments within ten business days from the date of this letter. You should provide a cover letter keying your response to our comments, and provide the requested supplementary information, if any. Where our comment requests you to revise future filings, we would expect that information to be included in your next filing. If you believe complying with a comment is not appropriate, please tell us why in your letter. Your supplemental response should be submitted in electronic form on EDGAR as a correspondence file. Refer to Rule 101 (a) of Regulation S-T.

You may contact Milwood Hobbs, Staff Accountant, at (202) 551-3241 or me at (202) 551-3841, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Michael Moran
Accounting Branch Chief